Item 27. Exhibit (d) iv.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
Springfield, MA  01111-0001

EQUALIZER BENEFIT RIDER

This rider modifies the Contract to which it is attached.  The effective date of this rider is the Rider Effective Date shown on the Contract Schedule.  In the case of a conflict with any provision in the Contract, the provisions of this rider will control.

The Contract is modified as follows:

The Equalizer Benefit provides a credit at the end of the following benefit periods:

•	of the tenth Contract Year; and
•	of every five Contract Year period thereafter.

The credit is based on 10% of net earnings for each benefit period, and will never be less than zero. When determining earnings, additional Purchase Payments are added to the remaining Purchase Payments and withdrawals are deducted as earnings first.  For the initial benefit period, earnings are defined as the difference between the Contract Value and the remaining Purchase Payments as of the end of the benefit period.

For subsequent benefit periods after the tenth contract year, earnings are defined as:

•	the difference between the Contract Value at the end of the current benefit period;
•	minus the Contract Value at the end of the immediately preceding benefit period;
•	minus Purchase Payments;
•	plus withdrawals;
•	minus the Equalizer Benefit from the immediately preceding benefit period.

Benefits that are paid will not count as earnings when determining the earnings amount for the subsequent benefit period. The Equalizer Benefit amount will only be payable until the Contract Owner attains age 80.  Charges for this rider are shown on the Contract Schedule, and will be assessed while this rider is effective.

If the rider is terminated during a benefit period no benefits will be payable for that benefit period.  Each payment of the Equalizer Benefit will be limited to 40% of the Purchase Payments less any withdrawals.

Partial annuitizations are considered withdrawals for purposes of this rider.

EQB	1	09-01

If Joint Contract Owners are named, the Age of the oldest Joint Contract Owner will be used to determine the Equalizer Benefit.  If the Contract is owned by a non-natural person, then Contract Owner shall mean Annuitant.

Signed for Massachusetts Mutual Life Insurance Company by:

[/s/ Christine C. Peaslee]	[/s/ Roger W. Crandall]
SECRETARY	PRESIDENT

EQB	2	09-01